February 22, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.   20549

Attention: Ramin Olson, Esq., Division of Corporate Finance

Re:	A & J Venture Capital Group, Inc. Preliminary Information Statement on Schedule 14C Filed October 12, 2010 Current Report on Form 8-K Filed September 20, 2010 File No. 333-146441

Dear Mr. Olson:

In response to your letter of November 30, 2010 regarding the above-referenced issuer, A & J Venture Capital Group, Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

1.           We note your response to comment two in our letter dated November 5, 2010.  Regardless of the stage of due diligence with respect to the proposed acquisition, it appears from your disclosure that the company is in a position to provide information required by Items 11, 13 and 14 of Schedule 14A.  We also note that the purpose of filing the amended and restated certificate of incorporation is to position the company for the proposed acquisition and change in the company’s business plan.  Accordingly, we re-issue that comment.

RESPONSE:

Comment complied with through the updated disclosure concerning the Company’s recent asset acquisition.  On January 20, 2011, the Company entered into an Asset Purchase Agreement (the “APA”) with 0875505 B.C., Ltd. (“0875505 BC”), a British Columbia company.  The Company has filed a Form 8-K concerning this proposed acquisition.  The proposed acquisition has not yet closed as not all the conditions have been satisfied.  As more particularly described in the amended Preliminary Information Statement on Form 14-C being filed along with this response, the Company will issue 35 million shares of its common stock, in restricted form, post reverse split, to 0875505 BC.  In exchange, the Company will receive several patents and trademarks acquired by 0875505 BC in connection with the Adiri baby bottle and related components.  In the amended Preliminary Information Statement on Form 14-C being filed, the information concerning the assets being acquired as well as the consideration being paid is described in more detail.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

2.           We note your response to comment eight in our letter dated November 5, 2010.  Your Form 8-K/A filed on November 19, 2010 states that Andi Klimm returned 18,000,000 shares of the company’s common stock to the company, whereas your previously-filed Form 8-K states that Mr. Klimm transferred the 18,000,000 shares to Mr. Markus.  Please explain the reasons behind the change in your reporting of this transaction and provide further details regarding the transaction including what consideration the company paid to Mr. Klimm in return for the shares.  Further, we note that your Form 10-K for the Fiscal Year Ended June 30, 2010 states that Mr. Markus acquired 18,000,000 shares from Andreas Klimm in September 30, 2010.  Please revise your Form 10-K to provide the correct ownership information in light of your amended disclosure.

RESPONSE:

Comment complied with.  The disclosure describes the transaction that the Company entered into with Mr. Klimm which allowed him to retain the active business contacts, contracts and assets of the Company’s present business plan in Germany in exchange for his returning 10,000 shares of series “A” preferred stock he was issued in January 2010 for cancellation and 180,000 shares (post-split) of common stock for cancellation.  As part of this agreement, our previous President contributed outstanding debt owed to him of $95,312 including advances of $94,775 and $537 in accounts payable – related party.  The Company has canceled the 10,000 Series A Preferred Stock that were issued and there are presently no shares of Series A Preferred Stock issued and outstanding.  The 180,000 post-split shares of Mr. Klimm were canceled and returned to treasury.  The Company is filing an amended Form 10-K to describe this transaction, which is also detailed in the Forms 10-Q filed for the periods ended September 30, 2010 and December 31, 2010.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com